Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31,
(in millions, except ratios)	2017	2016	2015	2014	2013
Excluding interest on deposits
Income from continuing operations before income taxes	$35,900	$34,536	$30,702	$30,699	$26,675
Fixed charges:
Interest expense	11,418	8,462	6,211	6,264	7,610
One-third of rents, net of income from subleases(a)	534	540	535	624	616
Total fixed charges	11,952	9,002	6,746	6,888	8,226
Add: Equity in undistributed loss of affiliates/Less: Equity in undistributed income of affiliates(b)	1,352	362	423	233	112
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$49,204	$43,900	$37,871	$37,820	$35,013
Fixed charges, as above	$11,952	$9,002	$6,746	$6,888	$8,226
Ratio of earnings to fixed charges	4.12	4.88	5.61	5.49	4.26
Including interest on deposits
Fixed charges as above	$11,952	$9,002	$6,746	$6,888	$8,226
Add: Interest on deposits	2,857	1,356	1,252	1,633	2,067
Total fixed charges and interest on deposits	$14,809	$10,358	$7,998	$8,521	$10,293
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$49,204	$43,900	$37,871	$37,820	$35,013
Add: Interest on deposits	2,857	1,356	1,252	1,633	2,067
Total income from continuing operations before income taxes, fixed charges and interest on deposits	$52,061	$45,256	$39,123	$39,453	$37,080
Ratio of earnings to fixed charges	3.52	4.37	4.89	4.63	3.60

(a)	The proportion deemed representative of the interest factor.

(b)	Prior period amounts have been revised to conform with the current period presentation.